EXHIBIT 12.1

FELCOR LODGING TRUST INCORPORATED

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005

Income (loss) from continuing operations	38,941	(52,492)	(62,020)	(181,400)	(108,269)	(49,366)	4,470
Minority interests	5,377	(9,531)	(6,099)	13,954	(7,755)	(2,764)	(975)
Equity in Income of unconsolidated entities	(14,820)	(7,346)	10,127	2,370	(17,121)	(3,673)	(4,968)
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	29,498	(69,369)	(57,992)	(197,724)	(133,145)	(55,803)	(1,473)
Fixed charges:
Interest expense:	158,620	159,177	164,368	167,431	152,394	81,114	67,614
Capitalized interest:	1,080	811	775	588	1,489	200	979
The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness	159,700	159,988	165,143	168,019	153,883	81,314	68,593

Amortization of capitalized interest	1,200	1,269	1,225	819	924	398	458

Distributed income of equity investees	25,358	8,132	11,310	8,848	22,831	3,129	4,671

Interest capitalized	(1,080)	(811)	(775)	(588)	(1,489)	(200)	(979)

Earnings	214,676	99,209	118,911	(20,626)	43,004	28,838	71,270

Fixed charges	159,700	159,988	165,143	168,019	153,883	81,314	68,593
Preferred Distributions	24,682	24,600	26,292	26,908	35,130	15,696	19,900
Total Fixed Charges and Preferred Distributions	184,382	184,588	191,435	194,927	189,013	97,010	88,493

Ratio of Earnings to Fixed Charges and Preferred Distributions	1.2	0.5	0.6	(0.1)	0.2	0.3	0.8

Deficiency		85,379	72,524	215,553	146,009	68,172	17,223